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Exhibit 99.1

TRANSGENE

Certification of Periodic Financial Report
Pursuant to 18 U.S.C. Section 1350

        Each of the undersigned officers of Transgene (the "Company") certifies, under the standards set forth in and solely for the purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 20-F of the Company for the year ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in that Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 18, 2003	/s/ JEAN-FRANCOIS CARMIER Jean-Francois Carmier Chief Executive Officer
Dated: June 18, 2003	/s/ PHILIPPE PONCET Philippe Poncet Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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Certification of Periodic Financial Report Pursuant to 18 U.S.C. Section 1350